Exhibit 99.1

PRESS RELEASE

Amsterdam, 3 August 2020

COVÉA TO INVEST A TOTAL OF €1.5 BILLION WITH EXOR AND IN REINSURANCE VEHICLES MANAGED BY PARTNERRE

Exor N.V. (“Exor”), one of Europe’s leading family-controlled holding companies, announces that it has reached an agreement with Covéa Coopérations S.A. (“Covéa”) under which Covéa will invest a total amount of €1.5 billion with Exor and in special purpose reinsurance vehicles managed by PartnerRe.

A total amount of €750 million will be allocated for investment opportunities alongside Exor. A further total amount of €750 million, with a three- to five-year lock-up period, will be allocated in a number of special purpose insurance vehicles managed by PartnerRe, investing in property catastrophe and other short-tail reinsurance contracts. A €500 million investment in special purpose insurance vehicles will be made on January 1, 2021 with an additional €250 million investment to be made prior to or on January 1, 2024.

Commenting on the agreement, John Elkann, Chairman and Chief Executive Officer of Exor said:

“After having decided definitively to continue our project to build one of the world’s leading independent reinsurers, we’re more than happy now to have been able to agree with Covéa this constructive cooperation extending also to other fields of our activity.“

EXOR N.V.
Gustav Mahlerplein 25,
1082 MS Amsterdam,
The Netherlands